UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 11-K
_______________________

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-36874
___________________________

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Gannett Co., Inc.
401(k) Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107

The Gannett Co., Inc.
401(k) Savings Plan

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of The Gannett Co., Inc. 401(k) Savings Plan, the Gannett Benefit Plans Committee, and the Gannett Co., Inc. Audit Committee
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Gannett Co., Inc. 401(k) Savings Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of The Gannett Co., Inc. 401(k) Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2005.
Tysons, Virginia
June 14, 2019

The Gannett Co., Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31, 2018	December 31, 2017

ASSETS
Investments at fair value:
Gannett Co., Inc. common stock	$84,146,679	$96,860,060
Other investments	1,130,085,415	1,274,680,587
Total investments	1,214,232,094	1,371,540,647
Receivables:
Employer contribution	21,857	1,800,182
Interest and dividends	3,988	1,837
Notes receivable from participants	12,705,774	14,474,965
Total receivables	12,731,619	16,276,984
Total assets	1,226,963,713	1,387,817,631

Net assets available for benefits	$1,226,963,713	$1,387,817,631
The accompanying notes are an integral part of these financial statements.

The Gannett Co., Inc. 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year ended
December 31, 2018

Net assets available for benefits at beginning of year	$1,387,817,631

Additions to net assets:
Contributions:
Employer, net	28,042,043
Rollovers	6,954,416
Employee	48,322,036
Total contributions	83,318,495

Interest income on notes receivable from participants	640,680

Investment income:
Interest and dividends	14,859,817
Total investment income	14,859,817
Total additions	98,818,992

Deductions from net assets:
Net depreciation in fair value of investments	102,379,560
Benefits paid to participants	155,622,773
Administrative expenses	1,670,577
Total deductions	259,672,910

Change in net assets	(160,853,918)

Net assets available for benefits at end of year	$1,226,963,713
The accompanying notes are an integral part of these financial statements.

The Gannett Co., Inc. 401(k) Savings Plan
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following description of the Gannett Co., Inc. 401(k) Savings Plan (the Plan) provides only general information about the Plan’s provisions. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan sponsored by Gannett Co., Inc. (Gannett or the Company) and subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Generally, each employee who is scheduled to work at least 1,000 hours during the year is eligible to participate in the Plan beginning on the first day of the first pay period following his or her employment date that is administratively practicable. Employees covered under collective bargaining agreements are eligible to participate in the Plan only if participation has been bargained.

Administration of Plan Assets

The assets of the Plan are held under a trust agreement with Northern Trust and Vanguard Fiduciary Trustee Company (Trustees). Vanguard Fiduciary Trustee Company (Vanguard) also serves as the record-keeper of the Plan and the broker/dealer of assets held in the brokerage window. The Gannett Benefit Plans Committee serves as the Plan administrator.

Contributions

A participant may generally contribute, on a pre-tax basis and/or as a Roth elective deferral, any whole percentage amount, up to 50 percent of compensation for a payroll period. Additionally, an eligible participant who has attained age 50 before the end of the Plan year shall be eligible to make catch-up contributions. The employer match is generally 100 percent of the first five percent of compensation that a participant contributes, excluding catch-up contributions. Participant contributions are subject to Internal Revenue Service (IRS) limitations. Effective July 25, 2018, the Plan was amended to remove a non-elective employer contribution for long-service employees whose benefit accruals under the Gannett Retirement Plan were frozen. Participants may also contribute amounts representing distributions from other qualified plans and certain individual retirement accounts (rollovers).

Participants are immediately vested in their contributions plus actual earnings thereon and generally become vested in the Company’s matching contribution at the rate of 25% after one year of service, 50% after two years of service and 100% after three years of service.

Forfeitures

In 2018, $1.3 million of forfeitures were contributed to the Plan as employer contributions.

Employer Stock

Generally, the employer match is invested directly in a Gannett company stock fund. All Plan participants except certain designated insiders can transfer at any time between Gannett company stock and other investment options within the Plan. Participants are entitled to exercise voting rights attributable to the shares allocated to their account and are notified by the Company prior to the time that such rights are to be exercised. Vanguard votes for uninstructed shares in the same proportion as instructed shares.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s matching contribution and the respective investment earnings or losses, less expenses, of the individual funds in which the account is invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account as described under Contributions above.

Notes Receivable from Participants

Under the terms of the Plan, participants generally may borrow from their accounts up to 50 percent of their vested account balance, excluding the Company matching contributions and their earnings, with a minimum loan of $500 up to a maximum of $50,000. The loans are secured by the balance in the participants’ accounts, generally bear interest at the prime rate plus 1%, and generally have maturities for a period not to exceed five years. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2018 and 2017.

Payment of Benefits

Upon termination of employment, disability or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum. Limited hardship withdrawals are also available for active employees.

The Gannett Co., Inc. 401(k) Savings Plan
Notes to Financial Statements

Plan Termination

Although the Company has not expressed any intent to amend, suspend, or terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting and in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

Risks and Uncertainties

The Plan invests in various investment securities which are exposed to various risks, such as interest rate risk, market risk and credit risk, as well as valuation assumptions based on earnings, cash flows, and/or other such techniques. Due to the level of risk associated with certain investment securities and to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The fair value of the Plan’s investment in Gannett stock as of December 31, 2018 was approximately $84.1 million.

Investment Valuation and Income Recognition

Investments are reported at fair value or contract value, depending on the relevant accounting guidance.

Fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement dates, December 31, 2018 and December 31, 2017. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income on Plan investments is accrued when earned. Net appreciation or depreciation in the fair value of investments consists of the gains or losses on investments bought and sold as well as held during the year.

Administrative Expenses

Generally, administrative expenses are paid by participants.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Standards

New accounting pronouncements adopted

In August 2018, the FASB issued Fair Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement as part of its disclosure framework project to improve the effectiveness of disclosures around fair value measurement. The new guidance eliminates several previously required disclosures around fair value such as (1) the amount of and reasons for transfers of assets between Levels 1 and 2 of the fair value hierarchy, (2) policies for the timing of transfers between levels of the hierarchy, and (3) the description of valuation processes for Level 3 fair value measurements. Furthermore, the guidance also adds or modifies existing disclosure requirements around (1) investments that report net asset values, (2) unrealized gains and losses reported on Level 3 investments, and (3) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments in this update are effective for fiscal years beginning after December 15, 2019. Management early adopted this guidance and noted an immaterial impact to the Plan's financial statements.

New accounting pronouncements not yet adopted

During 2016, the FASB issued Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. This update aims to replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and

The Gannett Co., Inc. 401(k) Savings Plan
Notes to Financial Statements

requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For assets held on an amortized cost basis, the amendments eliminate the probable initial recognition threshold in current GAAP, replacing it with a requirement to reflect a current estimate of all expected credit losses. For available for sale debt securities, the amendment stipulates credit losses should be measured in a manner similar to current GAAP, but a new requirement is introduced whereby credit losses should be presented as an allowance rather than as a write-down. The amendments in this update are effective for employee benefit plans for fiscal years beginning after December 15, 2021. Early adoption is permitted for portions of the standard. Management is evaluating the impacts of this guidance on the Plan’s financial statements.

In July 2018, the FASB issued incremental Codification Improvements intended to clarify or improve several unrelated sections of the overall Accounting Standards Codification. The portion of the guidance relevant to the plan includes an update to remove stable value common collective trust funds from an example that avoids interpretation that such an investment would never have a readily determinable value and, therefore would always use the net asset value per practical expedient. In accordance with this change, a Plan should evaluate whether a readily determinable value exists to determine whether those investments qualify for the practical expedient. The amendments in this update are generally effective for fiscal years beginning after December 15, 2018. Management is currently evaluating the impacts of this guidance on the Plan's financial statements.

NOTE 3 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 30, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

U.S. GAAP requires the evaluation of uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 4 - RELATED PARTIES

The Plan makes certain investments which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

At December 31, 2018 and 2017, the Plan held 9,849,732 and 8,327,289 shares of Gannett common stock, respectively. Dividends earned by the Plan on the Company’s common stock were $5.9 million for the year ended December 31, 2018. The Plan also owns investments sponsored by the Trustee, Northern Trust, and investments sponsored by the Trustee and record-keeper, Vanguard. Vanguard is also a beneficial owner of Gannett common stock at December 31, 2018.

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

The Gannett Co., Inc. 401(k) Savings Plan
Notes to Financial Statements

NOTE 5 – FAIR VALUE MEASUREMENTS

The Plan measures and records certain assets and liabilities at fair value. A fair value measurement is determined based on market assumptions that a market participant would use in pricing an asset or liability. A three-tiered hierarchy draws distinctions between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require use of our own estimates and assumptions through present value and other valuation techniques in determination of fair value (Level 3).

Below is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Common stock: Valued primarily at the closing price reported in the active market in which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Liquidity funds: Consist of cash or cash equivalents, including investments in money market funds or other short-term investment funds providing daily liquidity, and are valued at cost, which approximates fair value.

Self-directed brokerage accounts: Consists entirely of actively traded mutual funds, which are valued using unadjusted quoted prices for identical assets from publicly available pricing sources.

Investments measured at net asset value: As permitted by U.S. GAAP, the Plan uses net asset values as a practical expedient to determine the fair value of certain investments. These investments measured at net asset value have not been classified in the fair value hierarchy. The amounts presented in the table below are intended to permit reconciliation to the amounts presented in the statement of net assets available for benefits. Investment transactions may occur daily and investments are redeemable at any time.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018:

	Level 1	Level 2	Total

Common stock - Gannett Co., Inc.	$84,146,679	$—	$84,146,679
Mutual funds	418,231,209	—	418,231,209
Liquidity fund	—	2,154,165	2,154,165
Self-directed brokerage accounts	13,639,945	—	13,639,945
Total assets at fair value excluding those measured at net asset value	$516,017,833	$2,154,165	$518,171,998
Investments measured at net asset value using the practical expedient:
Target date funds (a)			482,505,178
Common collective funds (b)			213,554,918
Total assets at fair value			$1,214,232,094
(a) Target date funds include investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout varying retirement dates or the year in which one expects to start drawing on their retirement assets and share the common goal of first growing and then latter preserving principal.

(b) The objective of these funds held by the Plan is to provide a rate of return greater than the various equity and fixed income indexes.

The Gannett Co., Inc. 401(k) Savings Plan
Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017:

	Level 1	Level 2	Total

Common stock - Gannett Co., Inc.	$96,860,060	$—	$96,860,060
Common stock	94,480,450	—	94,480,450
Mutual funds	468,683,969	—	468,683,969
Liquidity fund	—	2,138,604	2,138,604
Self-directed brokerage accounts	14,590,221	—	14,590,221
Total assets at fair value excluding those measured at net asset value	$674,614,700	$2,138,604	$676,753,304
Investments measured at net asset value using the practical expedient:
Target date funds (a)			454,739,945
Common collective funds (b)			240,047,398
Total assets at fair value			$1,371,540,647
(a) Target date funds include investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout varying retirement dates or the year in which one expects to start drawing on their retirement assets and share the common goal of first growing and then latter preserving principal.

(b) The objective of these funds held by the Plan is to provide a rate of return greater than the various equity and fixed income indexes.

NOTE 6 – SUBSEQUENT EVENTS

The Plan was amended and restated effective January 1, 2019 to qualify as a safe harbor plan under IRC 401(k)(12). Each Participant shall receive a safe harbor matching contribution equal to 100 percent of the first four percent of compensation that the Participant contributes and 50 percent of the next two percent of compensation that the Participant contributes. All employer contributions shall be made in cash.

The Gannett Co., Inc. 401(k) Savings Plan
EIN: 47-2390983 Plan Number 100
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
GANNETT CO., INC., COMPANY STOCK *	Employer securities	$97,130,053	$84,146,679

NOTES RECEIVABLE FROM PARTICIPANTS *	Interest rates ranging from 4.0-4.5%; maximum credit term of 60 months		$12,705,774

VANGUARD *	Self-Directed Brokerage Account		$13,639,945

MFO WT MUT FD CRM SMALL/MID CAP VALUE FD INSTL CL	Value of Interest in Registered Investment Companies		17,939,579
MFOISHARES MSCI TOTAL INTERNATIONAL INDEX FUND	Value of Interest in Registered Investment Companies		1,809,866
MFO DODGE & COX STOCK FD OPEN END FD	Value of Interest in Registered Investment Companies		55,345,093
MFO HARBOR FDS CAP APPRECIATION FD RETIREMENT CL	Value of Interest in Registered Investment Companies		64,458,449
MFO ISHARES S&P 500 INDEX K	Value of Interest in Registered Investment Companies		11,775,871
MFO WASATCH FDS TR SM CAP GROWTH FD INSTL CL	Value of Interest in Registered Investment Companies		18,627,299
MFO ISHARES US AGGREGATE BOND INDEX FUND	Value of Interest in Registered Investment Companies		2,477,398
Tot Stk Mkt Idx Inst Plus *	Value of Interest in Registered Investment Companies		162,832,005
Vanguard Total Bond Idx Inst *	Value of Interest in Registered Investment Companies		32,437,705
Vanguard Total Intl Stk Inst *	Value of Interest in Registered Investment Companies		17,936,339
Vanguard Treasury MM *	Value of Interest in Registered Investment Companies		32,591,605
	Total Value of Interest in Registered Investment Companies		$418,231,209

NTGI COLTV GOVT STIF REGI STERED *	Value of Interest in Common/Collective Trusts		2,154,165
MFO INVESCO INTERNATIONAL GROWTH TRUST CLASS I 588 269	Value of Interest in Common/Collective Trusts		22,570,444
MFO METWEST TOTAL RETURN BOND FUND CLASS D	Value of Interest in Common/Collective Trusts		21,426,336
MFO PRUDENTIAL CORE PLUS BOND FUND (FUND CODE-032441)	Value of Interest in Common/Collective Trusts		22,848,815
MFO NORTHERN TR CO SUB-ADVISED COLLECTIVE FDS TR 66585Y216	Value of Interest in Common/Collective Trusts		27,763,804
Vanguard Retirement Savings Trust III *	Value of Interest in Common/Collective Trusts		118,945,519
Vanguard Tgt Retire 2015 Tr II *	Value of Interest in Common/Collective Trusts		16,015,681
Vanguard Tgt Retire 2020 Tr II *	Value of Interest in Common/Collective Trusts		76,256,736
Vanguard Tgt Retire 2025 Tr II *	Value of Interest in Common/Collective Trusts		114,814,910
Vanguard Tgt Retire 2030 Tr II *	Value of Interest in Common/Collective Trusts		91,141,856
Vanguard Tgt Retire 2035 Tr II *	Value of Interest in Common/Collective Trusts		67,970,814

The Gannett Co., Inc. 401(k) Savings Plan
EIN: 47-2390983 Plan Number 100
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Vanguard Tgt Retire 2040 Tr II *	Value of Interest in Common/Collective Trusts	40,438,862
Vanguard Tgt Retire 2045 Tr II *	Value of Interest in Common/Collective Trusts	34,991,409
Vanguard Tgt Retire 2050 Tr II *	Value of Interest in Common/Collective Trusts	21,380,472
Vanguard Tgt Retire 2055 Tr II *	Value of Interest in Common/Collective Trusts	10,155,823
Vanguard Tgt Retire 2060 Tr II *	Value of Interest in Common/Collective Trusts	2,844,857
Vanguard Tgt Retire 2065 Tr II *	Value of Interest in Common/Collective Trusts	504,359
Vanguard Tgt Retire Inc Tr II *	Value of Interest in Common/Collective Trusts	5,989,399
	Total Value of Interest in Common/Collective Trusts	$698,214,261

	Total Investment and participant loans	$1,226,937,868

* Indicates party-in-interest to the Plan
** Cost information for participant directed investments is not required.

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gannett Co., Inc. 401(k) Savings Plan, by Gannett Co., Inc. as Plan Administrator
		By:	/s/ David Harmon
Date:	June 14, 2019		David Harmon, Chief People Officer